Exhibit (g)(11)

SCHEDULE B

FUND LIST

Dated: January 29, 2020

Ashmore Emerging Markets Corporate Income Fund

Ashmore Emerging Markets Local Currency Bond Fund

Ashmore Emerging Markets Short Duration Fund

Ashmore Emerging Markets Total Return Fund

Ashmore Emerging Markets Equity Fund

Ashmore Emerging Markets Small-Cap Equity Fund

Ashmore Emerging Markets Frontier Equity Fund

Ashmore Emerging Markets Active Equity Fund

Ashmore Emerging Markets Equity ESG Fund

[Schedule B to Custody Agreement]